      UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                       Amendment No. 2

               INTERLINE RESOURCES CORPORATION

                      (Name of Issuer)

                Common Stock $.005 par value

               (Title and Class of Securities)

                          458744109

                       (CUSIP Number)

  Michael R. Williams, 160 W. Canyon Crest Rd., Alpine, UT

                    84004: (801) 756-3031

     (Name Address and Phone Number of Person Authorized

           to Receive Notices and Communications)

                      December 31, 2008

   (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D, and is filing this schedule because of Rule 13-D-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [  ]. (A fee is not required only if the reporting (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP NO. 458744109

1. Name of Reporting Person, S.S. or I.R.S. Identification No. of above person

   Michael R. Williams

2. Check the appropriate box if a member of a group.

   (a) [  ]

   (b) [  ]

3. SEC use only.

4. Source of funds.

   Not applicable

5. Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).

     [  ]

6. Citizenship or Place of Organization.

   USA

  Number      7. Sole voting power.

    Of           3,684,056 (includes 300,000 of

  Shares         currently exercisable options)

Beneficially

  owned

    by        8. Shared Voting Power

   Each          0

 Reporting

  Person

   With       9. Sole Dispositive Power

                 3,684,056

             10. Shared Dispositive Power

                 0

11. Aggregate amount beneficially owned by each reporting

person.

     3,684,056

12. Check box if the aggregate amount in row (11) excludes

certain shares

     [  ]

13. Percent of class represented by amount in row (11).

     21%

14. Type of reporting person.

     IN

Item 1.   Security and Issuer

          Common Stock, $.005 par value

          Interline Resources Corporation

          160 West Canyon Crest Road

          Alpine, UT  84004

Item 2.   Identity and Background

          (a)  Michael R. Williams

          (b)  160 West Canyon Crest Road

               Alpine, UT  84004

          (c)  President, CEO and Chairman of Interline Resources Corporation

               160 West Canyon Crest Road

               Alpine, UT  84004

          (d)  None

          (e)  None

          (f)  USA

Item 3.   Source and Amount of Funds or Other Consideration

          Not Applicable

Item 4.   Purpose of the Transaction

          Not Applicable

Item 5.   Interest in Securities of Issuer

          (a)  Michael R. Williams owns beneficially 3,384,056 shares of the common stock of the Issuer. As of December 31, 2008 options to purchase 100,000 shares of the common stock of the Company which he held became exercisable for $.25 per share. The options to purchase an additional 200,000 shares of the common stock of the Company are exercisable at $.125 per share. 100,000 of the options expire 12/31/2011, 100,000 options expire 12/31/2012, and the final 100,000 expire 12/31/2013.

          (b)  Sole voting and dispositive power as to all options and underlying shares.

          (c)  The reporting person made the following gift of stock in the last 60 days (from Dec 31, 2008):

          Date      Shares         Price

          12/29/08

50,000

0

          (d)  Not Applicable

          (e)  Not Applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The reporting Person was granted 500,000 options to purchase shares of the common stock of Interline Resources Corporation (the "Company") exercisable pursuant to a vesting schedule of 100,000 shares per year beginning Dec 31, 2006. Shares vesting at 12/31/2006 and 12/31/2007 are exercisable at a price of $.125 per share.  Shares vesting at 12/31/2008, 12/31/2009, and 12/31/2010 are exercisable at a price of $.25 per share. Each set of options will expire 5 years after becoming exercisable.

Item 7.   Exhibits

          Exhibits relating to Michael R. Williams shares and options have already been filed with past forms of Schedule 13D.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              January 8, 2009

                              /s/ Michael R. Williams

                              Michael R. Williams